

February 27, 2012

Via E-Mail
Mr. Boyd E. Hoback
Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

      Re: Good Times Restaurants, Inc.
            Form 10-K for the year ended September 30, 2011
            Filed December 29, 2011
            File No. 000-18590

Dear Mr. Hoback:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 21

1. We note your disclosure that as of September 30, 2011 you had a working capital deficit of $488,000 due to normal recurring accounts payable and accrued liabilities. Please revise to expand your discussion of the reasons for the working capital deficit, such as the fact that this is common in the restaurant industry because restaurant sales are collected in cash and accounts payable for food and paper products are paid at a later date.

<u>Critical Accounting Policies and Estimates, page 24</u>
<u>Impairment of Long-Lived Assets, page 25</u>

2. We note your disclosure that an impairment analysis was performed on a restaurant by restaurant basis at September 30, 2011 and the sales projection assumptions used in the analysis were as follows: fiscal 2012 sales are projected to increase 3% to 5% with respect to fiscal 2011, for fiscal years 2013 to 2024 you have used annual increases of 2% to 3%. In light of the fact that restaurant sales and total net revenues, as presented on the statement of operations, have decreased consistently for each fiscal year since fiscal 2008, please explain to us why you believe it is appropriate to project sales increases for future periods.

<u>Audited Financial Statements</u>

<u>Statements of Operations, page F-4</u>

3. We note from the statement of operations that you disclose net loss, income (loss) from non-controlling interests, and net loss applicable to common stockholders. Please note that the line item titled "net loss applicable to common stockholders" should be revised to "net loss of attributable to Good Times Restaurants, Inc." or "net loss attributable to Parent" to be consistent with the guidance in ASC 810-10-50. Please revise accordingly.

<u>Statements of Stockholders' Equity, page F-5</u>

4. It is not clear from the statement of stockholders' equity or the notes to the financial statements, how the amounts recorded in non-controlling interest in Partnerships for fiscal 2010 and 2011 were calculated or determined. Further, it does not appear from the statement of stockholders' equity that you appropriately allocated net loss to the non-controlling interests. Please revise the notes to the financial statements to explain to us the nature of the transactions during fiscal 2010 and 2011 which resulted in changes to the non-controlling interests. Also, please revise your notes to include the disclosures set forth in ASC 810-10-50-1A(d).

<u>Statements of Cash Flows, page F-6</u>

5. We note that the cash flows from operating activities section of the statement of cash flows includes the presentation of net cash used in operating activities from continuing operations and net cash used in operating activities from discontinued operations. Please confirm to us that you do not have any cash flows from investing or financing activities of discontinued operations for fiscal years 2011 and 2010. If you do have cash flows related to investing or financing activities of discontinued operations, please revise to separately present each amount within the applicable section of the statement of cash flows. Please note that it is not appropriate to present cash flows from operating,

investing, and financing activities of the discontinued operations all within the operating cash flow category. Please advise or revise accordingly.

Notes to the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies
Principles of Consolidation, page F-7

6. We note your disclosure that in June 2010 you sold your interest in one limited partnership to the limited partner and then entered into a franchise agreement with the limited partner who now operates the restaurant as a franchisee. Please explain to us how you accounted for this transaction. Also, please tell us if this sale of the limited partnership relates to the same restaurant classified in discontinued operations in Note 3.

Impairment of Long-Lived Assets, page F-8

7. We note your disclosure that in fiscal 2010 you closed two company operated restaurants resulting in total charges of $396,000. Please explain to us and disclose in the notes to the financial statements, the method you used to determine this impairment charge and also tell us where this amount is included in the statement of operations. See guidance in ASC 360-10-50-2. Also, please revise Note 10 to include the disclosures required by ASC 820-10-50-5 for assets such as this that are measured at fair value on a non-recurring basis.

Note 3. Discontinued Operations, page F-11

8. We note that during fiscal 2010 you closed two locations: one in Commerce City, Colorado and one in Denver Colorado. We also note that you have presented the results of operations for these two locations as discontinued operations. Please explain to us why you believe it is appropriate to present the closure of these restaurants as discontinued operations. As part of your response, please explain to us how you considered any migration of revenues from these restaurants as discussed in ASC 205-20-55-7. Also, we note from your disclosure in MD&A on page 21 that the gain on restaurant assets in 2011 is related to the gain on sale of two company-owned restaurants in February and May 2011 and the sale of one co-developed building related to a restaurant closed in fiscal 2010. Please tell us if the sale of the co-developed building related to a restaurant closed in fiscal 2010 refers to the same closed restaurant accounted for as discontinued operations in Note 3. If so, please tell us why you believe it is appropriate to present the gain related to this sale in continuing operations. Additionally, please explain to us why the two company owned restaurants sold in fiscal 2011 do not appear to be presented as discontinued operations. As part of your response, please explain to us how you evaluate the sale or closure of a restaurant for treatment as discontinued operations versus presentation in continuing operations.

Note 4. Debt and Capital Leases, page F-12

9. We note your disclosure that you received notice from Wells Fargo Bank in December 2011 indicating that you were not in compliance with certain covenants of the credit agreement. We also note that you entered into an amendment to the credit agreement and waiver of defaults that waived the current covenant defaults and modified the loan covenants and note terms. Please revise to discuss in MD&A whether the Company expects to comply with its technical debt covenants in future periods and discuss in MD&A and the notes to the Company's financial statements the potentially adverse consequences to the Company in the event it is unable to do so and cannot obtain waivers of covenant violations from its lender. Additionally, please explain to us and in the notes to your financial statements, how you have accounted for the modifications to the note terms in accordance with ASC 470-50-40.

Note 7. Financing Transactions, page F-14

10. We note your disclosure that in January 2010 you entered into an agreement to amend your loan with PFGI II LLC in which the maturity date was extended, the interest rate was increased and the monthly payments of principal and interest are payable beginning January 31, 2010. Please tell us and explain in the notes to your financial statements, how you have accounted for this debt modification in accordance with ASC 470-50-40.

Note 11. Stockholders Equity, page F-17

11. We note your disclosure of the assumptions used to estimate the fair value of the stock option grants during 2011. Please revise Note 11 to disclose the assumptions used to estimate the fair value of the stock options granted for each year in which an income statement is provided. See ASC718-10-50-2(f).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief